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                                   EXHIBIT 22

                                  SUBSIDIARIES


At March 31, 1994, Registrant had the following subsidiaries (all wholly owned unless otherwise indicated) the accounts of which are included in the consolidated financial statements:

     Gerber (Canada), Inc., an Ontario, Canada, corporation.

     Productos Gerber de Centroamerica, S.A., a Costa Rican corporation.

     Gerber Products Company of Puerto Rico, Inc., a Puerto Rican corporation.

     Gerber Childrenswear, Inc., a Delaware corporation.
      Costura Dominicana, Inc., a Delaware corporation.

     Gerber Life Insurance Company, a New York corporation.

     Gerber Family Services, Inc., a Delaware corporation.

     Gerber Finance Company, a Delaware corporation.

     Gerber France, S.A.R.L., a French corporation.

     Alima-Gerber, S.A., a Polish corporation (approximately 98% owned by Registrant).

     Gerber de Venezuela, C.A., a Venezuelan corporation (50% owned by Registrant).